SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549



                                   SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 2)

                           REGENCY REALTY CORPORATION
                                 (Name of Issuer)


                           COMMON STOCK, $0.01 PAR VALUE
                           (Title of Class of Securities)

                                  758939 10 2
                                  (CUSIP Number)


                                  DAVID A. ROTH
                           SECURITY CAPITAL U.S. REALTY
                                 86 JERMYN STREET
                                 LONDON SW1Y 6JD
                                  UNITED KINGDOM
                                 (44-171) 647 8800
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  JUNE 26, 1997
             (Date of Event Which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Sche-dule 13G to report the acquisition which is the subject of this
         Schedule 13D, and is filing this schedule because of Rule 13d--
         1(b)(3) or (4), check the following box /   /.

         Check the following box if a fee is being paid with this state-ment / /. (A fee is not required only if the reporting per-son: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

               Note:  Six copies of this statement, including all
             exhibits, should be filed with the Commission.  See Rule
            13d-1(a) for other parties to whom copies are to be sent.

                          (Continued on following pages)
                                Page 1 of 9 Pages

         This Amendment No. 2 to Schedule 13D contains 15 pages includ-ing Exhibits. The Exhibit Index appears on page 9




           CUSIP No. 758939 10 2         13D        Page 2 of 9 Pages


         1    NAME OF PERSON
              SECURITY CAPITAL U.S. REALTY
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON



         2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                  (a) / /

                                                                  (b) /x/

         3    SEC USE ONLY


         4    SOURCE OF FUNDS*
              BK, OO

         5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)                        /  /

         6    CITIZENSHIP OR PLACE OF ORGANIZATION
              LUXEMBOURG

                                  7    SOLE VOTING POWER
             NUMBER OF                  9,368,500 (SEE ITEM 5)
             SHARES
             BENEFICIALLY         8    SHARED VOTING POWER
             OWNED BY                  -0-
             EACH
             REPORTING            9    SOLE DISPOSITIVE POWER
             PERSON                     9,368,500
             WITH
                                  10   SHARED DISPOSITIVE POWER
                                       -0-

         11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               9,368,500

         12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                       /  /

         13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              48.0%

         14   TYPE OF PERSON REPORTING*
              CO

                        *SEE INSTRUCTIONS BEFORE FILLING OUT




           CUSIP No. 758939 10 2         13D        Page 3 of 9 Pages


         1    NAME OF PERSON
              SECURITY CAPITAL HOLDINGS S.A.
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


         2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                  (a) / /

                                                                  (b) /x/

         3    SEC USE ONLY


         4    SOURCE OF FUNDS*
              BK, OO

         5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)                        /  /

         6    CITIZENSHIP OR PLACE OF ORGANIZATION
              LUXEMBOURG

                                  7    SOLE VOTING POWER
             NUMBER OF                  9,368,500 (SEE ITEM 5)
             SHARES
             BENEFICIALLY         8    SHARED VOTING POWER
             OWNED BY                  -0-
             EACH
             REPORTING            9    SOLE DISPOSITIVE POWER
             PERSON                     9,368,500
             WITH
                                  10   SHARED DISPOSITIVE POWER
                                       -0-

         11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               9,368,500

         12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                       /  /

         13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              48.0%

         14   TYPE OF PERSON REPORTING*
              CO

                        *SEE INSTRUCTIONS BEFORE FILLING OUT







                  This Amendment is filed by Security Capital U.S. Re-alty ("Security Capital U.S. Realty"), a corporation organized and existing under the laws of Luxembourg, and by Security Capital Holdings S.A. ("Holdings"), a corporation organized and existing under the laws of Luxembourg and a wholly owned sub-sidiary of Security Capital U.S. Realty (together with Security Capital U.S. Realty, "SC-USREALTY") and amends the Schedule 13D (as previously amended, the "Schedule 13D") originally filed on June 21, 1996. Capitalized terms used herein without defi-nition shall have the meanings ascribed thereto in the Schedule 13D.

                  As previously reported, pursuant to a Stock Purchase Agreement, dated as of June 11, 1996, by and among Regency Re-alty Corporation, a Florida corporation ("Regency"), Security Capital U.S. Realty and Holdings (the "Stock Purchase Agree-ment"), subject to the terms and conditions thereof, Regency agreed to sell and SC-USREALTY agreed to purchase up to 7,499,400 shares of common stock, par value $0.01 per share, of Regency (the "Common Stock"), at a purchase price of $17.625 per share.

                  SC-USREALTY, pursuant to the Stock Purchase Agreement, subsequently purchased all of the shares of Common Stock con-templated to be purchased and sold under the Stock Purchase Agreement, completing the purchase of all such shares on June 26, 1997. The per share purchase price of all such Common Stock was $17.625, as specified in the Stock Purchase Agree-ment. As required by the Stock Purchase Agreement, Security Capital U.S. Realty advanced Holdings the funds necessary to purchase the shares. These funds were obtained by SC-USREALTY from cash on hand and from draw downs under the Facility Agree-ment.

                  In a separate transaction, as previously reported, Regency, The Regency Group, Inc., Branch Properties, L.P. ("Branch") and Branch Realty, Inc. entered into a Contribution Agreement and Plan of Reorganization dated as of February 10, 1997 (the "Contribution Agreement"), in which Regency agreed to acquire substantially all of the assets of Branch. SC-USREALTY has participation rights, pursuant to the Stockholders Agreement, to purchase additional equity in Regency at the same price as that offered to other purchasers. As a result of certain transactions contemplated under the Contribution Agreement, SC-USREALTY would have acquired, pursuant to the Stockholders Agreement, the right to purchase up to 3,771,622 shares of Common Stock at a purchase price of $22 1/8 per share.





                                Page 4 of 9 Pages







                  Pursuant to Amendment No. 1 to Stockholders Agreement dated as of February 10, 1997 by and among Regency, Security Capital U.S. Realty and Holdings ("Amendment No. 1"), SC-USREALTY agreed to to waive its participation right with respect to such 3,771,622 shares of Common Stock and, in lieu thereof, received the right to purchase, subject to certain conditions set forth therein, up to 1,750,000 shares of Common Stock at a purchase price of $22 1/8 per share. SC-USREALTY has the right to purchase, at a time to be determined by Regency, but in no event later than August 31, 1997, up to the lesser of (i) 1,750,000 shares of Common Stock or (ii) the maximum number of shares of Common Stock the purchase of which, as reasonably determined by SC-USREALTY, will not result in Regency ceasing to be domestically-controlled, but in no event less than 850,000 shares of Common Stock (the lesser of (i) or (ii), the "Initial Number of Shares"). After August 31, 1997, at a time to be determined by Regency but in no event later than the fifteenth day after the first anniversary of the closing, SC-USREALTY has the right to purchase up to the excess, if any, of 1,050,000 shares of Common Stock over the Initial Number of Shares. SC-USREALTY retains its participation rights (i) with respect to the Units (as defined in the Contribution Agreement) and Common Stock issued at the Earn-Out Closings (as defined in the Contribution Agreement), at a price of $22.125 per share, and (ii) with respect to shares issued upon the redemption of Units for Common Stock, at the then market price of the Common Stock, provided that SC-USREALTY did not exercise its participation rights at the time of issuance of such Units.

                  The aggregate potential purchase price for the ad-ditional shares of Common Stock to be acquired pursuant to Amendment No. 1 will be between $23,231,250 and $38,718,750 (such amounts corresponding to 1,050,000 shares and 1,750,000 shares, respectively the minimum and maximum number of shares of Common Stock to be acquired by SC-USREALTY pursuant to Amendment No. 1). The necessary funds are expected to be advanced from Holdings to Security Capital U.S. Realty. These funds are expected to be obtained by SC-USREALTY under the Fa-cility Agreement.

                  A copy of Amendment No. 1 is attached hereto as Ex-hibit 3.1 and is specifically incorporated herein by reference, and the description herein of such agreement is qualified in its entirety by reference to such agreement.

                  In addition to the purchase of additional shares as contemplated by Amendment No. 1, SC-USREALTY intends to review on a continuing basis its investment in Regency and may increase such investment to up to 45.0% of the outstanding



                                Page 5 of 9 Pages







         Common Stock, on a fully diluted basis (including all of the shares to be acquired pursuant to Amendment No. 1). Such in-crease in SC-USREALTY's investment in Regency could be ac-complished by SC-USREALTY's acquisition of securities of Regency in the open market or otherwise. The extent of any such increase would depend upon the price and availability of Regency's securities, subsequent developments affecting Re-gency, Regency's business and prospects, other investment and business opportunities available to SC-USREALTY, general stock market and economic conditions, tax considerations, and other factors, including the obtaining of any necessary regulatory approvals. In addition, SC-USREALTY may decide to decrease its investment in Regency, depending upon its continuing review of such investment and various other factors including those men-tioned above.

         ITEM 1.  SECURITY AND ISSUER.

                  No material change.

         ITEM 2.  IDENTITY AND BACKGROUND.

                  No material change.

         ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  No material change except as described above.

         ITEM 4.  PURPOSE OF TRANSACTION.

                  No material change except as described above.

         ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                  No material change except as described above and be-low.

                  As of June 10, 1996 SC-USREALTY beneficially owns 7,618,500 shares of Common Stock as a result of its acquisition of 7,499,400 shares of Common Stock pursuant to the Stock Pur-chase Agreement and its prior ownership of 119,100 shares of Common Stock. In addition, because of SC-USREALTY's right to acquire up to an additional 1,750,000 shares of Common Stock, SC-USREALTY may be deemed to benefically own up to 9,368,500 shares of Common Stock. Based on SC-USREALTY's ownership of 7,618,500 shares of Common Stock, it owns 42.9% of the outstanding Common Stock, and 35.7% on a fully diluted basis, based on the number of outstanding shares of Common Stock and the number of outstanding options and other securities convertible into Common Stock (but not including the additional



                                Page 6 of 9 Pages







         shares of Common Stock to be acquired by SC-USREALTY pursuant to Amendment No. 1). If SC-USREALTY acquires such additional 1,750,000 shares of Common Stock, it will own approximately 48.0% of the outstanding Common Stock, and 40.6% on a fully diluted basis, based on the number of outstanding shares of Common Stock and the number of outstanding options and other securities convertible into Common Stock (and including in each case the additional shares of Common Stock to be acquired by SC-USREALTY pursuant to Amendment No. 1).

                  Except as set forth in this Amendment, to the best knowledge and belief of SC-USREALTY, no transactions involving Common Stock have been effected during the past 60 days by SC-USREALTY or by its directors, executive officers or controlling persons.

         ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATION-SHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  No material change except as described above.

         ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

                  The following additional Exhibit is filed as part of this Amendment No. 2 to Schedule 13D:

         Exhibit 2.1A Amendment No. 1 to Stockholders Agreement, dated as of February 10, 1997, by and among Regency Realty Corporation, Security Capital Holdings S.A. and Security Capital U.S. Realty.























                                Page 7 of 9 Pages








                                    SIGNATURE


              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                                       SECURITY CAPITAL U.S. REALTY



                                       By: /s/ David A. Roth
                                          Name: David A. Roth
                                          Title: Vice President




                                       SECURITY CAPITAL HOLDINGS S.A.



                                       By: /s/  David A. Roth
                                          Name:  David A. Roth
                                          Title: Vice President

         July 3, 1997

























                                Page 8 of 9 Pages







                                   EXHIBIT INDEX


                                                               SEQUENTIAL
     EXHIBIT               DESCRIPTION                         PAGE NO.

       2.1A Amendment No. 1 to Stockholders Agreement, dated as of February 10, 1997, by and among Regency Realty Corporation, Security
               Capital Holdings S.A. and Security Capital
               U.S. Realty.










































                                Page 9 of 9 Pages